Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors Silicom Ltd.:

We consent to the incorporation by reference in registration statement No. 333-149144, No. 333- 185230, No. 333-193034 and No. 333-249717 on Form S-8 of Silicom Ltd. of our report dated March 15, 2021, with respect to the consolidated balance sheets of Silicom Ltd. and its subsidiaries as of December 31, 2019 and 2020, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2020, which report appears in Form 6-K of Silicom Ltd. dated March 15, 2021.

Our report refers to a change to the method of accounting for leases.

/s/ Somekh Chaikin

Member Firm of KPMG International Tel Aviv, Israel
March 15, 2021